                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-112367

    Prospectus Supplement to the Prospectus, dated February 6, 2004 and the
            Prospectus Supplement dated February 6, 2004 -- No. 461

(GOLDMAN SACHS LOGO)
                                  $325,000,000

                         THE GOLDMAN SACHS GROUP, INC.

                         Floating Rate Extendible Notes
                          Medium-Term Notes, Series B

                              -------------------

       We will pay interest on the notes generally on the 21st day of each March, June, September and December, beginning on March 21, 2005, at a rate determined for each interest period equal to USD-federal funds-open rate plus the applicable spread for that interest period. Each of the notes has an initial maturity date of December 21, 2006. Holders will be entitled to extend the maturity date of any of their notes for six-month periods each December 21 and June 21, beginning on June 21, 2005, in accordance with the procedures described in this prospectus supplement. If a holder does not extend the maturity date of a note, that holder will receive a non-extendible substitute note for any note not so extended. The substitute note will retain the then-current maturity date of the original note, which is generally 18 months after the election date. In no event may the maturity of any note be extended beyond December 19, 2014, the final maturity date. We may redeem some or all of the notes on any interest payment date, beginning on December 21, 2009, at 100% of the principal amount of the notes to be redeemed plus accrued interest to the redemption date.

                              -------------------

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                                                                                Total
                                                               Per Note         -----
Initial public offering price...............................    100.000%     $325,000,000
Underwriting discount.......................................      0.250%     $    812,500
Proceeds, before expenses, to Goldman Sachs.................     99.750%     $324,187,500

       The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from December 21, 2004 and must be paid by the purchaser if the notes are delivered after December 21, 2004.
                              -------------------

       The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on December 21, 2004.

       Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in the notes after their initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PROSPECTUS SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.

SIEBERT CAPITAL MARKETS                         THE WILLIAMS CAPITAL GROUP, L.P.

                              -------------------

                 Prospectus Supplement dated December 17, 2004.

       This prospectus supplement and the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004, should be read together because the floating rate extendible notes are part of a series of our debt securities called Medium-Term Notes, Series B. The terms used here have the meanings given to them in the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004, unless the context requires otherwise.

Please note that in this prospectus supplement, references to "The Goldman Sachs Group, Inc.", "we", "our" and "us" mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries, while references to "Goldman Sachs" mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries. References to "holders" mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to indirect holders in the accompanying prospectus, under "Legal Ownership and Book-Entry Issuance". Also, references to the "accompanying prospectus" mean the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004, of The Goldman Sachs Group, Inc.

                          SPECIFIC TERMS OF YOUR NOTE

TYPE OF NOTE:  floating rate extendible note

PRINCIPAL AMOUNT:  $325,000,000
SPECIFIED CURRENCY -- PRINCIPAL:  U.S. dollars

SPECIFIED CURRENCY -- INTEREST:  U.S. dollars

DENOMINATION: integral multiples of $1,000, subject to a minimum denomination of $2,000

ORIGINAL ISSUE DATE (SETTLEMENT DATE):  December 21, 2004

NO LISTING: the notes will not be listed on any securities exchange or interdealer market quotation system

INTEREST RATE BASIS:  USD-federal funds-open rate

INTEREST DETERMINATION DATE: the interest determination date relating to the particular interest reset date (and for the issue date) will be the same day as the interest reset date

INTEREST PAYMENT DATE(S): March 21, June 21, September 21 and December 21 in each year, beginning on March 21, 2005. The final interest payment date for any notes maturing prior to the final maturity date will be the relevant maturity date, and interest for the final interest period will accrue from and including the interest payment date in the quarter immediately preceding such relevant maturity date to but excluding the maturity date.

SPREAD: the table below indicates the applicable spread to be added to the interest rate basis for the interest reset dates occurring during each of the indicated interest periods:

        For the issue date and
         interest reset dates
              occurring:            Spread
        ----------------------      ------
      From and including the       plus .17%
      issue date to but excluding
      the December 21, 2005
      interest reset date
      From and including the       plus .17%
      December 21, 2005 interest
      reset date to but excluding
      the December 21, 2006
      interest reset date
      From and including the       plus .18%
      December 21, 2006 interest
      reset date to but excluding
      the December 21, 2007
      interest reset date
      From and including the       plus .19%
      December 21, 2007 interest
      reset date to but excluding
      the December 21, 2008
      interest reset date
      From and including the       plus .20%
      December 21, 2008 interest
      reset date to but excluding
      the December 21, 2009
      interest reset date
      From and including the       plus .21%
      December 21, 2009 interest
      reset date to but excluding
      the final maturity date

INTEREST PERIOD: The period from and including December 21, 2004, to but excluding the next interest payment date, and each succeeding period beginning on and including the immediately preceding interest payment date to but excluding the next succeeding interest payment date

INTEREST RESET DATES:  daily

CALCULATION AGENT:  The Bank of New York

INITIAL MATURITY DATE: December 21, 2006, or if that day is not a business day, the immediately preceding business day

FINAL MATURITY DATE: December 19, 2014, or if that day is not a business day, the immediately preceding business day

CUSIP NO.:  38141EJX8

MAXIMUM RATE:  none

MINIMUM RATE:  none

USD-FEDERAL FUNDS-OPEN RATE: the USD-federal funds-open rate will be the rate for U.S. dollar federal funds on the relevant interest determination date under the heading "Federal Funds" and opposite the caption "Open", as that rate is displayed on Moneyline Telerate page 5. If the USD-federal funds-open rate cannot be determined in this manner, the following procedures will apply.

    If the rate described above is not displayed on Moneyline Telerate page 5 at 5:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the USD-federal funds-open rate, for the relevant interest determination date, will be the rate for that day displayed on FEDSPREB Index on Bloomberg (which is the Fed Funds Opening Rate as reported by Prebon Yamane on Bloomberg).

    If the rate described above is not displayed on Moneyline Telerate Page 5 and does not appear on FEDSPREB Index on Bloomberg at 5:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, the USD-federal funds-open rate will be the arithmetic mean of the rates for the last transaction in overnight, U.S. dollar federal funds, arranged before 9:00 A.M., New York City time, on the relevant interest determination date, quoted by three leading brokers of U.S. dollar federal funds transactions in New York City selected by the calculation agent.

    If fewer than three brokers selected by the calculation agent are quoting as described above, the USD-federal funds-open rate in effect for the new interest period will be the USD-federal funds-open rate in effect for the prior interest period. If the initial base rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

ELECTIONS TO EXTEND THE MATURITY OF A NOTE:

    the holder of a note may elect to extend the maturity of any principal amount of $1,000 or any integral multiple thereof, subject to a minimum denomination of $2,000, of that note during the notice period relating to each election date (as described below). This election may not be made for any note (or portion thereof) we will have called for redemption as described below. A holder's election to extend the maturity of any note will cause the maturity of those notes to be extended to the 21st day of the calendar month which is six calendar months after (1) the initial maturity date (in the case of the initial extension of maturity) or (2) any later date to which the maturity date of the notes have previously been extended. If any such date would otherwise be a day that is not a business day, then the maturity date of those notes will be extended to the immediately preceding business day. In no event may the maturity of any note be extended beyond December 19, 2014, the final maturity date.

    For example, your election to extend the maturity date of a note as of the June 21, 2006 election date will cause the maturity date of that note to be extended from December 21, 2007 to June 21, 2008 (or the immediately preceding business day, if June 21, 2008 is not a business day). Your election to extend the maturity date of a note effective as of the December 21, 2006 election date will cause the maturity date of that note to be extended from June 21, 2008 to December 21, 2008 (or the immediately preceding business day, if December 21, 2008 is not a business day).

    The election dates will be each June 21 and December 21, commencing on June 21, 2005. The last election date for any note then outstanding will be December 21, 2012. However, if an election date would otherwise be a day that is not a business day, the election date will be extended to the immediately following business day.

    To make an election to extend the maturity of the notes effective on any election date, the holder of your note must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the tenth business day prior to the election date and end on 5:00 P.M., New York City time, of the second business day prior to the election date. A notice of election must be delivered to the trustee for the notes, through the normal clearing channels described in more detail under "Other Terms" below, on or after the first day of the notice period and no later than the close of business on the last business day in the notice period relating to the applicable election date. Upon delivery to the trustee of a notice of election to extend the maturity of the notes or any portion thereof during any notice period, that election will be revocable during each day of such notice period, until 5:00 P.M., New York City time, on the last business day in the notice period relating to the applicable election date, at which time such notice will become irrevocable.

    If, with respect to any election date, the holder of your note does not make a timely and proper election to extend the maturity of all or any portion of the principal amount of your notes, the principal amount of your notes for which no such election has been made will be due and payable on the then-current maturity date. The principal amount of your notes for which such election is not exercised will be represented by a substitute note issued as of such election date. The substitute note so issued will have the same terms as the original notes, except that it will not be extendible, it will have a different CUSIP number and its non-extendible maturity date will remain the then-current maturity date, which is generally 18 months after the election date.

    For example, if you do not elect to extend the maturity date of the notes effective as of June 21, 2006, you will receive a substitute note. The maturity date on that substitute note will remain the then-current maturity date, or December 21, 2007 (or the immediately preceding business day, if December 21, 2007 is not a business day). If you initially extended the maturity of your notes on June 21, 2006, but do not elect to extend the maturity date of your notes effective on the December 21, 2006, election date, you will receive a substitute note. The maturity date on the substitute note will remain the then-current maturity date, or June 21, 2008 (or the immediately preceding business day, if June 21, 2008 is not a business day). The failure to elect to extend the maturity of all or any portion of your notes will be irrevocable and will be binding upon any subsequent holder of those notes.

REDEMPTION: on the December 21, 2009 interest payment date and on each interest payment date occurring thereafter, Goldman Sachs may elect to redeem your notes, in whole or in part, on not less than 30 days' notice to the holders of the notes to be redeemed. The redemption price will be equal to 100% of the principal amount of your notes to be redeemed, plus any accrued and unpaid interest thereon to the date of redemption.

                                  OTHER TERMS

         The notes will be issued in registered global form and will remain on deposit with the depositary for the notes as described under "Legal Ownership and Book-Entry Issuance" in the accompanying prospectus. DTC will be the initial depositary for the notes. Therefore, the holder of your notes must exercise the option to extend the maturity of your notes through the depositary. To ensure that the depositary will receive timely notice of your election to extend the maturity of all or a portion of your notes, so that it can deliver notice of your election to the trustee prior to the close of business on the last business day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the notes to notify the depositary of your election to extend the maturity of your notes in accordance with the then applicable operating procedures of the depositary.

         The depositary must receive any notice of election from its participants no later than 5:00 P.M. (New York City time) on the last business day in the notice period for any election date. Different firms have different cut-off times for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the notes to ascertain the cut-off time in order to ensure that timely notice will be delivered to the depositary.

         None of Goldman Sachs, the trustee or any agent of either of them will have any liability to the holder or any direct participant, indirect participant or beneficial owner for any delay in exercising the option to extend the maturity of a note.

         Goldman Sachs makes no recommendation as to whether you should extend the maturity of a note. You are urged to consult your advisors as to the desirability of exercising your right to extend the maturity of the notes.

                             UNITED STATES TAXATION

         This section supplements the discussion of U.S. federal income taxation in the accompanying prospectus, with respect to United States holders.

         There are no regulations, rulings or other authorities directly addressing the federal income tax treatment of debt instruments with terms that are substantially similar to the notes, and therefore, the federal income tax treatment of the notes is uncertain. Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the "Modification Regulations"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the notes (including their economic equivalence to a ten-year debt instrument containing put and call options). However, under the Treasury regulations governing original issue discount on debt instruments (the "OID Regulations"), for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the spread will periodically increase during the term of the notes from an initial amount equal to .17% to an amount equal to .21%, under these rules, as of the issue date, it would be reasonable to assume that original holders of the notes would elect to extend the maturity of all of the principal amount of the notes until June 21, 2010 and possibly until the final maturity date in accordance with the procedures described under "Specific Terms of Your Note" above. In addition, under the OID regulations, an issuer is deemed to exercise an option or combination of options in a manner that minimizes the yield on the debt instrument. Because the spread in the notes will not increase after December 21, 2009, we will take the position that under the OID regulations, calling the notes will not minimize the notes' yield and therefore it is not assumed that the issuer would call the notes. Accordingly, we will take the position that the final maturity date should be treated as the maturity date of the notes. You will also be bound to take this position by the terms of your note, absent an administrative or judicial determination to the contrary.

         Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations, it will be reasonable to treat an election to extend the maturity of all or any portion of the principal amount of the notes in accordance with the procedures described above as not causing a taxable event for U.S. federal income tax purposes.

         Under the treatment described above, the notes will be treated as having been issued with de-minimis original issue discount. Therefore, the notes will not constitute discount notes. See "United States Taxation" in the accompanying prospectus.

         You should note that no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the notes is a taxable event for U.S. federal income tax purposes, then you would be required to recognize any gain inherent in the notes at such time upon the exercise of such election. You should consult your tax advisors regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the notes.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

         The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a terms agreement and a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

                            PRINCIPAL AMOUNT
UNDERWRITERS                    OF NOTES
------------                ----------------
Goldman, Sachs & Co. .....    $318,500,000
Muriel Siebert & Co.,
  Inc. ...................       3,250,000
The Williams Capital
  Group, L.P. ............       3,250,000
                              ------------
  Total...................    $325,000,000
                              ============

         Notes sold by the underwriters to the public will initially be offered at the original issue price set forth on the cover of this prospectus supplement. The underwriters intend to purchase the offered notes from The Goldman Sachs Group, Inc. at a purchase price equal to the original issue price less a discount of 0.250% of the principal amount of the notes. Any notes sold by the underwriters to securities dealers may be sold at a discount from the original issue price of up to 0.150% of the principal amount of the notes. If all of the offered notes are not sold at the original issue price, the underwriters may change the offering price and the other selling terms.

         Please note that the information about the settlement or trade date, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. set forth on the cover or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. If you have purchased your note in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

         None of the named underwriters is permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

         The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $100,000.

         In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution and possible market-making activities, see "Plan of Distribution" in the accompanying prospectus and "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

         The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

         Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to the Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

-------------------------------------------------------
-------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                              -------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                             Page
                                             ----
Specific Terms of Your Note................   S-2
Other Terms................................   S-5
United States Taxation.....................   S-6
Supplemental Plan of Distribution..........   S-7
Prospectus Supplement dated February 6, 2004
Use of Proceeds............................   S-2
Description of Notes We May Offer..........   S-3
United States Taxation.....................  S-20
Employee Retirement Income Security Act....  S-20
Supplemental Plan of Distribution..........  S-20
Validity of the Notes......................  S-22
        Prospectus dated February 6, 2004
Available Information......................     2
Prospectus Summary.........................     4
Ratio of Earnings to Fixed Charges.........     8
Use of Proceeds............................     8
Description of Debt Securities We May
  Offer....................................     9
Description of Warrants We May Offer.......    31
Description of Purchase Contracts We May
  Offer....................................    48
Description of Units We May Offer..........    53
Description of Preferred Stock We May
  Offer....................................    58
The Issuer Trusts..........................    66
Description of Capital Securities and
  Related Instruments......................    69
Description of Capital Stock of The Goldman
  Sachs Group, Inc. .......................    93
Legal Ownership and Book-Entry Issuance....    98
Considerations Relating to Securities
  Issued in Bearer Form....................   104
Considerations Relating to Indexed
  Securities...............................   109
Considerations Relating to Securities
  Denominated or Payable in or Linked to a
  Non-U.S. Dollar Currency.................   112
Considerations Relating to Capital
  Securities...............................   115
United States Taxation.....................   118
Plan of Distribution.......................   141
Employee Retirement Income Security Act....   144
Validity of the Securities.................   144
Experts....................................   144
Cautionary Statement Pursuant to the
  Private Securities Litigation Reform Act
  of 1995..................................   145

                         -------------------------------------------------------
                         -------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------

                                  $325,000,000

                               THE GOLDMAN SACHS
                                  GROUP, INC.

                         Floating Rate Extendible Notes
                          Medium-Term Notes, Series B

                              -------------------

                              [GOLDMAN SACHS LOGO]

                              -------------------
                              GOLDMAN, SACHS & CO.
                            SIEBERT CAPITAL MARKETS
                        THE WILLIAMS CAPITAL GROUP, L.P.

                         -------------------------------------------------------
                         -------------------------------------------------------